Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, October 2, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 25 to September 29, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
25/09/2023	323,826	62.154267	20,127,167.80	XPAR
25/09/2023	238,000	62.108633	14,781,854.75	CEUX
25/09/2023	49,000	62.087579	3,042,291.38	TQEX
25/09/2023	33,000	62.080822	2,048,667.11	AQEU
26/09/2023	473,835	61.609020	29,192,509.99	XPAR
26/09/2023	75,000	61.659413	4,624,455.98	CEUX
26/09/2023	25,000	61.619441	1,540,486.03	TQEX
26/09/2023	25,000	61.625784	1,540,644.60	AQEU
27/09/2023	470,273	62.395383	29,342,863.95	XPAR
27/09/2023	75,000	62.376547	4,678,241.03	CEUX
27/09/2023	25,000	62.376854	1,559,421.35	TQEX
27/09/2023	25,000	62.368267	1,559,206.68	AQEU
28/09/2023	456,685	63.826854	29,148,766.82	XPAR
28/09/2023	75,000	63.841139	4,788,085.43	CEUX
28/09/2023	25,000	63.843514	1,596,087.85	TQEX
28/09/2023	25,000	63.848558	1,596,213.95	AQEU
29/09/2023	461,791	62.943205	29,066,605.58	XPAR
29/09/2023	75,000	62.958180	4,721,863.50	CEUX
29/09/2023	25,000	62.955033	1,573,875.83	TQEX
29/09/2023	25,000	62.961062	1,574,026.55	AQEU
Total	3,006,410	62.567426	188,103,336.13

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).